ARMOUR Residential REIT, Inc.
3001 Ocean Drive, Suite 201
Vero Beach, Florida 32963
Telephone: (772) 617-4340

July 26, 2017
VIA EDGAR

Eric McPhee, Senior Staff Accountant
Office of Real Estate & Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ARMOUR Residential REIT, Inc. Form 10-K for fiscal year ended December 31, 2016 Filed February 15, 2017 Form 8-K dated February 15, 2017 Filed February 15, 2017
File No. 1-34766
Dear Mr. McPhee:
On behalf of ARMOUR Residential REIT, Inc. (“we”, “our” or the “Company”), set forth below is our response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 10, 2017, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2016, filed February 15, 2017, and Form 8-K dated February 15, 2017, filed February 15, 2017.
For ease of reference, each of the Staff’s comments are reproduced below in bold and are followed by our corresponding response.
Form 10-K for the fiscal year ended December 31, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-Agency Securities, page 47

1.	Please confirm that in future filings you will expand your disclosure to also include the current credit ratings of your non-agency securities, including changes or potential changes to those ratings.

In response to the Staff’s comment, the Company respectfully submits that it has provided enhanced disclosure regarding the credit ratings of the Company’s non-agency securities on page 51 of its Form 10-Q for the fiscal quarter ended June 30, 2017, filed with the Commission on July 26, 2017. We additionally confirm that we will include such disclosure in our future filings. We believe that summarizing credit ratings by investment grade, non-investment grade and unrated categories provides the most practically useful information to readers and is consistent with the way we view these securities for our portfolio management purposes.  We have no insight into whether or when any credit rating agency might initiate, change or discontinue a rating in the future and any statement we could make on the subject would be purely speculative.  Accordingly, we have not and do not anticipate addressing potential ratings changes in these disclosures.

Eric McPhee, Senior Staff Accountant
Office of Real Estate & Commodities
United States Securities and Exchange Commission
July 26, 2017

Form 8-K filed as of February 15, 2017
Exhibit 99.1
Core Income, Including Drop Income

2.
Please enhance your disclosure in future filings and tell us why Drop Income is the assumed economic equivalent of net interest spread. Additionally, explain how you allocate derivative gain or loss to TBA drop income for purposes of calculating core income.

In response to the Staff’s comment, the Company respectfully submits that it has provided the enhanced disclosure requested by the Staff on pages 2 and 3 of the Company’s earnings press release, filed with the Commission as Exhibit 99.1 with our Form 8-K on July 26, 2017. We will include such disclosure in our future filings.

* * * * *
In connection with responding to the Commission’s comments, we acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me at (772)-617-4340 with any comments or questions you may have with respect to our responses.

Very truly yours,

/s/ James R. Mountain
James R. Mountain
Chief Financial Officer

cc:    Howard Efron, Staff Accountant,
United States Securities and Exchange Commission

Bradley D. Houser, Holland & Knight LLP